UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Care.com, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

141633107

(CUSIP number)

Google Capital 2016, L.P.

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-0000

with a copy to:

Christopher A. Rose

Wilmer Cutler Pickering Hale and Dorr LLP

350 South Grand Avenue, Suite 2100

Los Angeles, California 90071

(Name, address and telephone number of person authorized to receive notices and communications)

June 29, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 141633107

(1)	Names of reporting persons Google Capital 2016, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,414,286 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,414,286 *
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,414,286 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.0%**
(14)	Type of reporting person (see instructions) PN

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 46,350 shares of Convertible Preferred Stock, Series A held directly by Google Capital 2016, L.P., convertible into Common Stock of the Company, subject to certain conditions and adjustments.
**	The calculation of the foregoing percentage is based on 32,286,051 shares of Common Stock outstanding as of June 27, 2016, as indicated in Schedule I to the Investment Agreement set forth as Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016, plus the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock, Series A beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 141633107

(1)	Names of reporting persons Google Capital 2016 GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,414,286 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,414,286 *
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,414,286 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.0%**
(14)	Type of reporting person (see instructions) OO

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 46,350 shares of Convertible Preferred Stock, Series A held directly by Google Capital 2016, L.P., convertible into Common Stock of the Company, subject to certain conditions and adjustments.
**	The calculation of the foregoing percentage is based on 32,286,051 shares of Common Stock outstanding as of June 27, 2016, as indicated in Schedule I to the Investment Agreement set forth as Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016, plus the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock, Series A beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 141633107

(1)	Names of reporting persons Google Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,414,286 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,414,286 *
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,414,286 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.0%**
(14)	Type of reporting person (see instructions) CO

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 46,350 shares of Convertible Preferred Stock, Series A held directly by Google Capital 2016, L.P., convertible into Common Stock of the Company, subject to certain conditions and adjustments.
**	The calculation of the foregoing percentage is based on 32,286,051 shares of Common Stock outstanding as of June 27, 2016, as indicated in Schedule I to the Investment Agreement set forth as Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016, plus the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock, Series A beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 141633107

(1)	Names of reporting persons Alphabet Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,414,286 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,414,286 *
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,414,286 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.0%**
(14)	Type of reporting person (see instructions) CO

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 46,350 shares of Convertible Preferred Stock, Series A held directly by Google Capital 2016, L.P., convertible into Common Stock of the Company, subject to certain conditions and adjustments.
**	The calculation of the foregoing percentage is based on 32,286,051 shares of Common Stock outstanding as of June 27, 2016, as indicated in Schedule I to the Investment Agreement set forth as Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016, plus the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock, Series A beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 141633107

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Care.com, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 77 Fourth Avenue, Fifth Floor, Waltham, MA 02451. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Google Capital 2016, L.P., a Delaware limited partnership (the “Fund”);

(ii)	Google Capital 2016 GP, L.L.C., a Delaware limited liability company (the “General Partner”);

(iii)	Google Inc., a Delaware corporation; and

(iv)	Alphabet Inc., a Delaware corporation.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The General Partner is the general partner of the Fund and exercises voting and investment power with respect to securities owned directly by the Fund. Google Inc. is the managing member of the General Partner, and Alphabet Inc. is the sole stockholder of Google Inc.

(b)	The business address of each of the Reporting Person is:

1600 Amphitheatre Parkway

Mountain View, CA 94043

(c)	The present principal business of the Fund and the General Partner is the growth and later-stage venture capital and private equity investment business. Alphabet Inc. is a public holding company which includes the following businesses: Google, Verily, Calico, X, Nest, GV, Google Capital and Access/Google Fiber. The present principal business of Google Inc. is web search and advertising with core products such as Search, Android, Maps, Chrome, YouTube, Google Play and Gmail.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons is as set forth below:

The Fund	Delaware, United States of America
The General Partner	Delaware, United States of America
Google Inc.	Delaware, United States of America
Alphabet Inc.	Delaware, United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

On June 29, 2016 (the “Closing Date”), pursuant to an investment agreement (the “Investment Agreement”), dated as of June 29, 2016, by and between the Fund and the Company, the Fund acquired an aggregate of 46,350 shares of Convertible Preferred Stock, Series A (“Convertible Preferred Stock”) of the Company for an aggregate purchase price of $46,350,000 (the “Transaction”). All shares of Convertible Preferred Stock were acquired with the Fund’s investment capital, contributed by Google Inc. and Alphabet Inc.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Convertible Preferred Stock for investment in the ordinary course of business, subject to the following.

Certificate of Designations

On June 29, 2016, the Company filed the Certificate of Designations of Convertible Preferred Stock, Series A (the “Certificate of Designations”) with the Secretary of State of the State of Delaware, which became effective upon filing and set forth the rights and preferences of the Convertible Preferred Stock, including (among others) the following:

The Convertible Preferred Stock will rank senior to shares of the Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Convertible Preferred Stock will have a liquidation preference of $1,000 per share plus all accrued and unpaid dividends.

Holders of Convertible Preferred Stock will be entitled to a cumulative dividend at a rate of 5.50% per annum during the period from the Closing Date to the seventh anniversary of the Closing Date, payable semi-annually in arrears and in the form of additional Liquidation Preference (as defined in the Certificate of Designations) per share of Convertible Preferred Stock.

The Convertible Preferred Stock will be convertible at the option of the holders at any time into shares of Common Stock at an initial conversion price of $10.50 per share, which rate will be subject to adjustment upon the occurrence of certain events.

At any time after the seventh anniversary of the Closing Date, and if between the fifth anniversary and the seventh anniversary of the Closing Date, the consolidated closing price of the Common Stock equals or exceeds 150% of the then prevailing Conversion Price (as defined in the Certificate of Designations) for at least 20 trading days in any period of 30 consecutive trading days, including the last trading day of such 30-day period, then following such time, the Company may elect to convert all or some of the Convertible Preferred Stock into the relevant number of shares of Common Stock.

At any time after the seventh anniversary of the Closing Date, the Company may redeem all of the Convertible Preferred Stock at the then current Liquidation Preference plus accrued and unpaid dividends, after giving the holders of Convertible Preferred Stock the ability to convert their shares into Common Stock. At any point after the seventh anniversary of the Closing Date, each holder of the Convertible Preferred Stock may cause the Company to redeem all of such holder’s Convertible Preferred Stock at the then current Liquidation Preference plus accrued and unpaid dividends.

Holders of Convertible Preferred Stock will be entitled to vote with the holders of the Common Stock on an as-converted basis. Additionally, at any time when at least 50% of the shares of Convertible Preferred Stock purchased from the Company pursuant to the Investment Agreement are outstanding, the Company cannot, without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Convertible Preferred Stock, (a) amend the Certificate of Incorporation in a manner that adversely affects the preferences or rights of the Convertible Preferred Stock; (b) authorize or issue capital stock unless it ranks equal to or junior to the Convertible Preferred Stock, or increase the authorized number of shares of Convertible Preferred Stock; or (c) reclassify or amend any existing security of the Company that is equal to or junior to the Convertible Preferred Stock to render such security senior to the Convertible Preferred Stock.

Upon certain change of control events involving the Company, holders of Convertible Preferred Stock can elect to either (1) convert the Convertible Preferred Stock to Common Stock at the then current Conversion Price or (2) require the Company to redeem the Convertible Preferred Stock for 150% of the then current Liquidation Preference plus accrued and unpaid dividends, provided that in the case of a change of control event in which the Common Stock is converted into or cancelled for cash or publicly traded securities, such conversion or redemption will be mandatory, with the selection deemed to be in favor of the alternative that would result in holders of Convertible Preferred Stock receiving the greatest consideration.

Investment Agreement

Pursuant to the Investment Agreement, the Fund will be subject to certain standstill restrictions, including, among other things, that the Fund will be restricted from acquiring additional securities of the Company until the later of (a) the 18 month anniversary of the Closing Date and (b) the date that no designee of the Fund serves on the Company’s board of directors. Subject to certain exceptions, the Fund will be restricted from transferring the Convertible Preferred Stock or, if converted, any shares of Common Stock underlying the Convertible Preferred Stock until the earlier of the 18 month anniversary of the Closing Date or immediately prior to a change of control of the Company.

Pursuant to the Investment Agreement and the Certificate of Designations, so long as the Fund or its affiliates beneficially own at least 50% of the shares of Convertible Preferred Stock purchased in the Transaction, the holders of Convertible Preferred Stock will have the exclusive right, voting separately as a class, to elect one director to the Company’s board of directors with the Fund having the right to designate nominees for such position subject to certain requirements.

On the Closing Date, the Fund designated Laela Sturdy for nomination for election as the director whom the holders of the Convertible Preferred Stock have the right to elect to the Company’s board of directors.

Investor Rights Agreement

Pursuant to an investor rights agreement (the “Investor Rights Agreement”), dated as of the Closing Date, by and between the Company and the Fund, the Fund will have certain registration rights with respect to the shares of Common Stock underlying the Convertible Preferred Stock, including the Company’s obligation to use commercially reasonable efforts to register the offer and sale of such shares before the end of the earlier of the 18 month anniversary of the Closing Date or immediately prior to a change of control of the Company.

The descriptions of the Certificate of Designations, the Investment Agreement, and the Investor Rights Agreement in this Item 4 are not intended to be complete and are qualified in their entirety by the Certificate of Designations, the Investment Agreement, and the Investor Rights Agreement, respectively, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Based on information in Schedule I to the Investment Agreement set forth as Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016, there were 32,286,051 shares of Common Stock issued and outstanding as of June 27, 2016. As a result of its purchase, pursuant to the Investment Agreement, the Fund held as of the Closing Date 46,350 shares of Convertible Preferred Stock, convertible at any time at the Fund’s option into 4,414,286 shares of Common Stock, or 12.0% of the Common Stock deemed issued and outstanding as of the Closing Date, based on the initial conversion price of $10.50 per share, subject to certain adjustments.

Each of the General Partner, Google Inc. (as the managing member of the General Partner), and Alphabet Inc. (as the sole stockholder of Google Inc.) may be deemed to be the beneficial owner of the securities owned directly by the Fund, and each disclaims beneficial ownership of such securities.

(c)

Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transactions in any securities of the Company during the past 60 days.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement, dated the date hereof, by and among the Reporting Persons.

99.2	Convertible Preferred Stock, Series A Certificate of Designations, dated as of June 29, 2016 (incorporated herein by reference to the Certificate of Designations set forth as Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016).

99.3	Investment Agreement, dated as of June 29, 2016, by and between Care.com, Inc. and Google Capital 2016, L.P. (incorporated herein by reference to the Investment Agreement set forth as Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016).

99.4	Investor Rights Agreement, dated as of June 29, 2016, by and between Care.com, Inc. and Google Capital 2016, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: July 11, 2016

GOOGLE CAPITAL 2016, L.P.

By:	Google Capital 2016 GP, L.L.C. its General Partner

By:	/s/ Jeremiah Gordon
Name: Jeremiah Gordon
Title: General Counsel and Secretary

GOOGLE CAPITAL 2016 GP, L.L.C.

By:	/s/ Jeremiah Gordon
Name:	Jeremiah Gordon
Title:	General Counsel and Secretary

GOOGLE INC.

By:	/s/ Christine Flores
Name:	Christine Flores
Title:	Assistant Secretary

ALPHABET INC.

By:	/s/ Christine Flores
Name:	Christine Flores
Title:	Assistant Secretary

[Signature Page to Schedule 13D]

Exhibit Index

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement, dated the date hereof, by and among the Reporting Persons.

99.2	Convertible Preferred Stock, Series A Certificate of Designations, dated as of June 29, 2016 (incorporated herein by reference to the Certificate of Designations set forth as Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016).

99.3	Investment Agreement, dated as of June 29, 2016, by and between Care.com, Inc. and Google Capital 2016, L.P. (incorporated herein by reference to the Investment Agreement set forth as Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016).

99.4	Investor Rights Agreement, dated as of June 29, 2016, by and between Care.com, Inc. and Google Capital 2016, L.P.